Exhibit 99.1

DADA ANNOUNCES change to Board Composition

SHANGHAI, China, Jan. 29, 2021 (GLOBE NEWSWIRE) — Dada Nexus Limited (“Dada” or the “Company”) (NASDAQ: DADA), China’s leading local on-demand delivery and retail platform, today announced the appointment of a new director to its board of directors (the “Board”): Mr. Rui Yu, effective January 27, 2021. Mr. Zhenhui Wang has concurrently resigned from his position as a director of the Board. After the change, the Board will continue to consist of nine members, two of whom are independent directors.

Rui Yu is the chief executive officer of JD Logistics. Mr. Yu joined JD.com in 2008, and has held multiple executive positions within the company and its retail and logistics business groups. In particular, Mr. Yu has extensive experience in operation and management in the logistics industry. He served as head of both the Central China and Eastern China logistics units, where he was instrumental in establishing the industry leading position of JD Logistics, while helping to steer its fast-paced development. Previously, Mr. Yu also served as head of JD.com’s customer experience and service department, CEO of Yihaodian and chief human resources officer of JD.com. Mr. Yu has broad managerial experience and a comprehensive strategic vision, and is a leader trained and cultivated by JD.com. Mr. Yu holds an EMBA from China Europe International Business School (CEIBS), and a bachelor of laws from China University of Political Science and Law.

About Dada Nexus Limited

Dada Nexus Limited is a leading platform of local on-demand retail and delivery in China. It operates JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The Dada Now platform enables improved delivery experience for participants on the JDDJ platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure. Meanwhile, the vast volume of on-demand delivery orders from the JDDJ platform increases order volume and density for the Dada Now platform.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Dada’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Dada Nexus Limited

Ms. Caroline Dong

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rvanguestaine@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn